OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

United Auto Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(Cusip Number)

Robert H. Kurnick, Jr.
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909440 10 9

1.	Name of Reporting Person: International Motor Cars Group I, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,792

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,592,792, representing 18.2% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: International Motor Cars Group II, L.L.C		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 64,490

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 64,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions):

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 64,490, representing less than 1% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: Penske Capital Partners, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,657,282

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,657,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 7,657,282, representing 18.3% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: James A. Hislop		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,889,719

		9.	Sole Dispositive Power: 232,437

		10.	Shared Dispositive Power: 7,657,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 7,889,719, representing 18.9% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: Roger S. Penske		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 485,833

		8.	Shared Voting Power: 18,916,409

		9.	Sole Dispositive Power: 485,833

		10.	Shared Dispositive Power: 18,458,360

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 19,402,242, representing 45.9% of the Voting Common Stock deemed to be outstanding for this purpose.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: Penske Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,737,513

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 18,172,407

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,402,242(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

13.	Percent of Class Represented by Amount in Row (11): 45.9%(2)

14.	Type of Reporting Person (See Instructions): CO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 18,737,513, representing 44.8% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Item 7. Material to be filed as Exhibits.
Purchase Agreement, PAHC & Aeneas Venture Corp.
Purchase Agreement, Intl. Motor Cars Group I, LLC
Form of 2nd Amended & Restated Reg. Rights Agrmt.
Form of Termination Agreement
Form of Stockholders Agreement

     This Amendment No. 19 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”) and together with IMCG I, the “Purchasers”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”) (collectively, the “Penske Entities”), Roger S. Penske and James A. Hislop (all such persons, the “Reporting Persons”) with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003 and Amendment No. 18 filed on August 5, 2003 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of United Auto Group, Inc., a Delaware corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 19. or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

     This Amendment is being filed to reflect the following transactions:

•	On February 16, 2004, Penske Corporation through its wholly owned subsidiary, Penske Automotive Holdings Corp. (“PAHC”), and Aeneas Venture Corporation (“Aeneas”) entered into a Purchase Agreement which provided for the sale of the 357,123 shares of Voting Common Stock owned by Aeneas to PAHC for a purchase price of $ 10,531,557.27 (the “Aeneas Purchase Agreement”).

•	On February 16, 2004, the Company, the Penske Entities (other than PCP) and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc. (collectively, “Mitsui”) entered into a Purchase Agreement which, subject to the terms and conditions thereof, provides for the sale and issuance by the Company of 4,050,000 shares of Voting Common Stock to Mitsui in exchange for $ 119,434,500. The transactions contemplated by the Mitsui Purchase Agreement are subject to approval by the holders of the Voting Common Stock, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. As a condition to the Purchase Agreement, the Second Amended and Restated Stockholders Agreement dated February 22, 2002, among the Penske Entities, Mitsui, and the Company will be terminated and the Penske Entities and Mitsui will enter into a new Stockholder Agreement. As described in Item 4, the new Stockholders Agreement will provide, among other things, that the Penske Entities will agree to vote their shares of Voting Common Stock for one director who is representative of Mitsui. In turn, Mitsui will agree to vote their Voting Common Stock for up to fourteen directors voted for by the Penske Entities.

•	On November 6, 2003, James A. Hislop sold 25,000 shares of Voting Common Stock in an open market transaction on the New York Stock Exchange.

•	On November 6, 2003, IMCG II distributed to PCP 43,929 shares of Voting Common Stock. In turn, PCP distributed 43,929 shares of Voting Common Stock to Mr. Hislop. As discussed in Amendment No. 18, in order to induce PCP to cause the distributions, Mr. Hislop, as well as certain other recipients entered into a Voting and Transfer Rights Agreement dated August 1, 2003 (the “Transfer Rights Agreement”) with Penske Corporation. Pursuant to the Transfer Rights Agreement, each Holder agreed that any shares of Voting Common Stock it received as a result of distributions by PCP (collectively, the “Restricted Securities”) were subject to certain transfer and voting restrictions described in Item 6 of Amendment 18. An aggregate of 565,106 shares of Voting Common Stock received by the Holders are currently subject to the Transfer Rights Agreement.

Item 2. Identity and Background.

     By reason of the new Stockholders Agreement (as defined in Item 4 below), Mitsui and the Penske Entities may be deemed to constitute a Group. The Reporting Persons hereby expressly disclaim any beneficial ownership in any Voting Common Stock beneficially owned by Mitsui.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used to purchase 357,123 shares of Voting Common Stock of the Company by PAHC from Aeneas pursuant to the Aeneas Purchase Agreement was $10,531,557.27. Such funds were obtained from the working capital of Penske Corporation and were contributed to PAHC by Penske Corporation.

Item 4. Purpose of Transaction.

     The Voting Common Stock to be purchased by Penske Corporation through PAHC, its wholly owned subsidiary, pursuant to the Aeneas Purchase Agreement is to be purchased for investment purposes.

On February 16, 2004, the Company, Mitsui and the Penske Entities (other than PCP) entered into a Purchase Agreement (the “Mitsui Purchase Agreement”) pursuant to which Mitsui, subject to the terms and conditions thereof, agreed to purchase from the Company 4,050,000 shares of Common Stock for a purchase price of $119,434,500. The transactions contemplated by the Mitsui Purchase Agreement are subject to approval by the holders of the Voting Common Stock, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions.

     The Mitsui Purchase Agreement also contains other agreements between the parties. The Penske Entities and Mitsui have agreed to certain “standstill” provisions. Until termination of the new Stockholders Agreement, among other things and subject to certain exceptions, the parties have agreed not to acquire or seek to acquire any of the Company’s capital stock or assets, enter into or propose a business combination involving the Company, participate in a proxy contest with respect to the Company or initiate or propose any stockholder proposals with respect to the Company. Notwithstanding the prior sentence, the Mitsui Purchase Agreement permits (1) any transaction approved by either a majority of non-affiliated members of the Board of Directors or a majority of the non-affiliated stockholders (2) in the case of Mitsui, the acquisition of securities if, after giving effect to such acquisition, the beneficial ownership in the Company is less than or equal to 49%, (3) in the case of the Penske Entities, the acquisition of securities if, after giving effect to such acquisition, the beneficial ownership in the Company is less than or equal to 65%, and (4) the granting by the Board of Directors of equity grants to individuals for compensatory purposes. The Mitsui Purchase Agreement grants Mitsui the right to designate an officer of the Company and prohibits the Company from restricting the ability of a stockholder to propose, nominate or vote for a director of the Company, subject to certain exceptions. At times when no representative of Mitsui is a director of the Company, the Mitsui Purchase Agreement permits Mitsui to designate an observer at meetings of the Board of Directors of the Company.

     Upon the closing of the transactions contemplated by the Mitsui Purchase Agreement (the “Mitsui Closing”), the Penske Entities will enter into a Stockholders Agreement (the “Stockholders Agreement”) with Mitsui, and Mitsui and the Company will enter into a Second Amended and Restated Registration Rights Agreement which will provide, among other things, that if the Penske Entities propose to register any of the Penske Entities’ registerable securities as a result of a demand pursuant to the Penske Entities registration rights agreements, Mitsui is entitled to request inclusion of all or any part of its Voting Common Stock in any registration of securities by the Company on Forms S-1, S-2 and S-3 under the Securities Act. A copy of the Mitsui Purchase Agreement, form of Registration Rights Agreement and form of Stockholders Agreement are filed with this Amendment No. 19 as Exhibits 38, 39 and 41, respectively, and are incorporated herein by reference.

     Subject to the beneficial ownership limitation described above and dependent upon market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Voting Common stock and other factors deemed relevant by them, the Reporting Persons may seek from time to time to purchase additional shares of Voting Common Stock by way of privately negotiated or open market transactions, a tender offer or otherwise, or may seek to purchase all of the outstanding shares of Voting Common Stock by way of a tender offer, merger, reorganization or otherwise. Subject to market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Voting Common Stock and other factors deemed relevant by them, the Reporting Persons may also seek from time to time to sell shares of Voting Common Stock held by them by way of privately negotiated or open market transaction or otherwise.

Item 5. Interest in Securities of the Issuer.

     Based on information provided by the Company, there were 41,787,121 shares of Voting Common Stock outstanding as of February 17, 2004.

     (a) As of February 17, 2004:

•	In aggregate, the Reporting Persons beneficially own an aggregate of 19,402,242 shares of Voting Common Stock, which constitutes approximately 45.9% of the 42,240,454 shares of Voting Common Stock deemed to be outstanding for this purpose.

•	IMCG I beneficially owns 7,592,792 shares of Voting Common Stock, representing 18.2% of the 41,787,121 shares of Voting Common Stock outstanding;

•	IMCG II beneficially owns 64,490 shares of Voting Common Stock, representing less than 1% of the 41,787,121 shares of Voting Common Stock outstanding;

•	Penske Corporation beneficially owns 18,737,513 shares of Voting Common Stock, representing 44.8% of the 41,787,121 shares of Voting Common Stock outstanding;

•	PCP beneficially owns 7,657,282 shares of Voting Common Stock, representing 18.3% of the 41,787,121 shares of Voting Common Stock outstanding;

•	Roger S. Penske beneficially owns 19,402,242 shares of Voting Common Stock, representing 45.9% of the 42,240,454 shares of Voting Common Stock outstanding;

•	James A. Hislop beneficially owns 7,889,719 shares of Voting Common Stock, representing 18.9% of the 41,787,121 shares of Voting Common Stock outstanding.

     In accordance with Rule 13d-3(d)(1) of the Exchange Act, the number of shares of Voting Common Stock deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons in the aggregate and Roger S. Penske individually includes 453,333 shares of Voting Common Stock issuable upon the exercise of options previously issued to Roger Penske.

     As of February 17, 2004, taking into account only those securities held by the Reporting Persons that are currently outstanding, the Reporting Persons held approximately 45.3% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

     (b) As of February 17, 2004:

•	IMCG I has the shared power to direct the vote of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the vote of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the vote of 18,737,513 shares of Voting Common Stock;

•	PCP has the shared power to direct the vote of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the vote of 32,500 shares of Voting Common Stock, and, upon the exercise of options to purchase 453,333 shares of Voting Common Stock previously granted to Roger S. Penske, will have the sole power to direct the vote of an aggregate of 485,833 shares of Voting Common Stock and shared power to direct the vote of 18,916,409 shares of Voting Common Stock; and

•	James A. Hislop has the shared power to direct the vote of 7,889,719 shares of Voting Common Stock.

     As of February 17, 2004

•	IMCG I has the shared power to direct the disposition of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the disposition of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the disposition of 18,172,407 shares of Voting Common Stock;

•	PCP has the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the disposition of 32,500 shares of Voting Common Stock, and upon the exercise of options to purchase 453,333 shares of Voting Common Stock previously granted to Roger S. Penske, will have the sole power to direct the disposition of an aggregate of 485,837 shares of Voting Common Stock and shared power to direct the disposition of 18,458,360 shares of Voting Common Stock; and

•	James A. Hislop has the sole power to direct the disposition of 232,437 shares of Voting Common Stock and the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Aeneas Purchase Agreement

     On February 16, 2004, Penske Corporation through PAHC, its wholly owned subsidiary, entered into the Aeneas Purchase Agreement which provided for PAHC’s purchase of 357,123 shares of Voting Common Stock for a purchase price of $10,531,557.27.

Mitsui Purchase Agreement

     See Item 4 to this Amendment No. 19, which is incorporated herein by reference.

Termination Agreement

     The Termination Agreement will terminate the existing Second Amended and Restated Stockholders Agreement, dated February 22, 2002, among the Penske Entities, Mitsui and the Company, a copy of which was filed as Exhibit 27 to Amendment No. 11 filed by the Reporting Persons on March 1, 2002. The form of Termination Agreement, to be entered into at the Mitsui Closing, is filed with this Amendment No. 19 as Exhibit 40 and is incorporated herein by reference.

Stockholders Agreement

     The Stockholders Agreement will, among other things, require Mitsui to vote all of the shares of Voting Common Stock beneficially owned by Mitsui in favor of up to fourteen representatives of the Penske Entities for election as directors of the Company and will require the Penske Entities to vote all of the shares of Voting Common Stock beneficially owned by the Penske Entities in favor of one person voted for by Mitsui for election as a director of the Company. The Stockholders Agreement also extends the pro-rata tag-along rights granted by the Penske Entities to Mitsui, which were described in Amendment No. 11, for the full term of the Stockholders Agreement. The form of Stockholders Agreement to be entered into at the Mitsui Closing is filed with this Amendment No. 19, as Exhibit 41 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 37	Purchase Agreement, dated February 16, 2004, between PAHC and Aeneas Venture Corporation.

Exhibit 38	Purchase Agreement, dated February 16, 2004 by and among the International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation, Mitsui and the Company.

Exhibit 39	Form of Second Amended and Restated Registration Rights Agreement between the Company and Mitsui.

Exhibit 40	Form of Termination Agreement among the Penske Entities, Mitsui and the Company.

Exhibit 41	Form of Stockholders Agreement among International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

	By:	PENSKE CAPITAL PARTNERS, L.L.C. Its Managing Member

		By:	/s/ James A. Hislop

James A. Hislop
President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

	By:	PENSKE CAPITAL PARTNERS, L.L.C. Its Managing Member

		By:	/s/ James A. Hislop

James A. Hislop
President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

PENSKE CAPITAL PARTNERS, L.L.C.

	By:	/s/ James A. Hislop

James A. Hislop
President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

/s/ James A. Hislop

James A. Hislop

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
/s/ Roger S. Penske

Roger S. Penske

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

PENSKE CORPORATION

	By:	/s/ Robert H. Kurnick, Jr. Name: Robert H. Kurnick, Jr.
Title: President

Exhibit Index

No.	Description

Exhibit 37	Purchase Agreement, dated February 16, 2004, between PAHC and Aeneas Venture Corporation.

Exhibit 38	Purchase Agreement, dated February 16, 2004 by and among the International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation, Mitsui and the Company.

Exhibit 39	Form of Second Amended and Restated Registration Rights Agreement between the Company and Mitsui.

Exhibit 40	Form of Termination Agreement among the Penske Entities, Mitsui and the Company.

Exhibit 41	Form of Stockholders Agreement among International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui.